UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPOLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________________________ to ______________________
Commission file number 0-14112

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jack Henry & Associates, Inc.
663 Highway 60
P.O. Box 807
Monett, Missouri 65708

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.	Statement of Net Assets Available for Plan Benefits at December 31, 2007 and 2006.

2.	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2007.

EXHIBIT
23.	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other
persons who administer the employee benefit
plan) have duly caused this annual report to
be signed on its behalf by the undersigned
hereunto duly authorized.

JACK HENRY & ASSOCIATES, INC.

401(K) RETIREMENT SAVINGS PLAN

By: /s/ Kevin D. Williams

Kevin D. Williams, Chief Financial Officer

Date: June 30, 2008

Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan

Financial Statements as of December 31, 2007 and
2006 and for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007,
and Report of Independent Registered Public
Accounting Firm

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2007	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULE -	10

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	11

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
June 23, 2008

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS:
Investments	$160,873,164	$137,851,325
Contributions receivable	105,181	103,752

Net assets available for benefits at fair value	160,978,345	137,955,077

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	(19,614)	148,422

NET ASSETS AVAILABLE FOR BENEFITS	$160,958,731	$138,103,499

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Employer contributions	$7,455,296
Participant contributions	13,667,305
Rollover accounts for new Plan participants	1,270,933
Net appreciation in fair value of investments	2,462,667
Interest and dividends	7,733,339
Loan interest	59,176

Total additions	32,648,716

DEDUCTIONS:
Administrative expenses	4,741
Distributions to participants	9,788,743

Total deductions	9,793,484

INCREASE IN NET ASSETS	22,855,232

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	138,103,499

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$160,958,731

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.     DESCRIPTION OF PLAN

The following description of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) plan covering employees of Jack Henry & Associates, Inc. (the "Company") who have attained the age of 18. To be eligible to receive the Company match and discretionary contribution, employees must complete six months of service. The Company is the Plan Administrator and has appointed a trustee to hold and invest Plan assets. Diversified Investment Advisors is the Plan Recordkeeper and State Street Bank and Trust is the Plan trustee. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions - Participants may contribute up to the maximum contribution allowable under section 401(k) of the Internal Revenue Code (IRC). The Company matches 100% of participant contributions up to a maximum of the lesser of 5% of the participant's annual compensation or $5,000. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2007 could not exceed $15,500. If a participant reached age 50 by December 31, 2007, they were able to contribute an additional $5,000 "catch up" contribution to the Plan on a pre-tax basis.

In addition, the Company may make a special discretionary contribution. The amount of the discretionary contribution is determined by the Company. Participants must have 1,000 hours of service during the year to share in any discretionary contributions. There were no discretionary contributions in 2007 or 2006.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, a money market fund, eighteen mutual funds, and a guaranteed separate account fund (Diversified Investment Advisors - Managed Stability - Stable 5 Fund) as investment options for participants.

Vesting - Participants are vested immediately in their voluntary contributions, the employer's matching contribution and the earnings on these contributions. Vesting in the employer's discretionary portion of their accounts is based on years of continuous service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.

Participant Loans - Participants may borrow for qualifying reasons as defined in the Plan, from their fund accounts a minimum amount of $1,000 up to a maximum of, the lesser of $50,000 less the amount of highest outstanding loan balance in the previous 12 months or 50% of their vested account balances. Loan terms range from one to five years, unless the loan is to be used to purchase the participant's principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant's account and bear interest at a rate as defined by the Plan (ranging from 4.25% to 11.32% as of December 31, 2007). Principal and interest are paid through payroll deductions. Participants may elect to maintain their loan subsequent to their termination.

Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant/beneficiary may elect to receive a lump-sum amount equal to the value of his or her account as soon as administratively feasible following the date on which a distribution is requested or is otherwise payable. An employee may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an Individual Retirement Account.

Benefits Payable - Benefits are recorded when paid. As of December 31, 2007 and 2006, distributions payable to Plan participants were zero.

Forfeited Accounts - At December 31, 2007 and 2006, forfeited nonvested accounts totaled $27,333 and $51,025, respectively. These accounts will be used first as restoration of participant's forfeitures, then as offset to Plan expenses, then as a reduction to future discretionary contributions.

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - Investments are stated at fair value, which is determined using public market quotations if available. Insurance contracts are valued at contract value. Participant purchases pass through a "stock pending fund" prior to the actual purchase date. Participant loans are reported at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Basis of Allocation - Investment income and gains or losses on investments are allocated to the participants based on the participant's account balance. Discretionary contributions, if any, are allocated based on the plan document. Unless directed otherwise by participants, employer matching and discretionary contributions will be allocated in the same manner as employee contributions.

New Accounting Pronouncements - In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 is effective for the Plan beginning January 1, 2008. The Plan's management is currently evaluating the impact of this pronouncement to the financial statements.

The financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2007 and 2006.

3.     INVESTMENTS

The Plan's deposits are maintained in money market accounts until the deposits are allocated to the participant-directed funds based on the participant's percentage allocation election. The participant can elect direction of investments upon entering the Plan and may change the direction of investment options on a daily basis.

The components of the Plan's individual investments which represent 5% or more of the Plan's net assets available for benefits at December 31, 2007 and 2006, were as follows:

	2007	2006

Common stock - Jack Henry & Associates, Inc.	$31,100,839	$27,714,995
American Funds - Growth Fund	20,171,940
Davis NY Venture A	15,062,802
Diversified Investment Advisors - Managed Stability -
Stable 5 Fund	12,986,607	12,393,942
Diversified Investment Advisors - Value and Income Fund	10,049,090	10,274,244
Diversified Investment Advisors - International Equity	8,430,540	7,055,661
Diversified Investment Advisors - Mid Cap Value	8,330,078	7,464,564
Diversified Investment Advisors - Equity Growth Fund		14,540,623
Diversified Investment Advisors - Growth and Income Fund		14,214,350

During 2007, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated), as follows:

Diversified Investment Advisors - Equity Growth Fund	$238,160
Diversified Investment Advisors - Growth and Income Fund	222,949
Diversified Investment Advisors - Special Equity Fund	(743,129)
Diversified Investment Advisors - Value and Income Fund	(871,135)
Diversified Investment Advisors - International Equity Fund	(268,867)
Diversified Investment Advisors - Long Horizon Strategic Allocation Fund	78,570
Diversified Investment Advisors - Intermediate/Long Horizon Strategic
Allocation Fund	58,245
Diversified Investment Advisors - Midcap Value Fund	(655,707)
Diversified Investment Advisors - Stock Index Fund	165,961
Diversified Investment Advisors - Intermediate Horizon Strategic Allocation
Fund	29,448
Diversified Investment Advisors - Short/Intermediate Horizon Strategic
Allocation Fund	16,899
Diversified Investment Advisors - Short Horizon Strategic Allocation Fund	8,521
Diversified Investment Advisors - Core Bond Fund	98,878
Diversified Investment Advisors - Money Market Fund	2,064
Diversified Investment Advisors - Inflation-Protection Security Fund	9,739
American Funds - Growth Fund	90,227
American Funds - Europac Fund	154,755
Baron Funds - Baron Asset Fund	64,750
Diamond Hill - Small Cap Fund	(124,921)
Hotchkis & Wiley - Large Cap Value Fund	(491,730)
Davis NY Venture A	256,802
Pimco Total Return	28,398
Common stock - Jack Henry & Associates, Inc.	4,093,790

$2,462,667

4.     INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract (Diversified Investment Advisors - Managed Stability - Stable 5 Fund) with Transamerica Financial Life Insurance Company ("Transamerica Financial Life"). Transamerica Financial Life maintains the contributions in a pooled separate account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by Transamerica Financial Life. Contract value represents contributions made under the contract, plus interest credits, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Without an employer event, Transamerica Financial Life may not terminate the contract at any amount less than contract value.

Transamerica Financial Life is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2007	2006

Average yields:
Based on annualized earnings (1)	6.58%	5.12%
Based on interest rate credited to participants (2)	4.75	4.50

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

Any event within the control of the Plan or the Company which have an adverse effect on the Stable 5 fund such as mergers, consolidations, spin offs, sale of assets, layoffs, bankruptcy, full or partial Plan termination and early retirement incentive programs are considered employer-initiated events. If an employer-initiated event occurs, then distributions will be at the market value as it relates to this contract. The Company does not consider such events as probable.

5.     EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and an investment contract managed by Diversified Investment Advisors. Diversified Investment Advisors is the Plan's recordkeeper; therefore, these transactions qualify as exempt party-in-interest transactions. In addition, the Plan invests in shares of Jack Henry & Associates, Inc. common stock. Jack Henry & Associates, Inc. is the Plan Sponsor, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

During 2007, the Plan received approximately $326,754 in dividends from the Company. In addition, the Company pays certain fees on behalf of the Plan for accounting services.

6.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits from the accompanying financial statements to Form 5500:

	2007	2006

Net assets available for benefits per accompanying financial statements	$160,958,731	$138,103,499

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	19,614	(148,422)

Net assets available for benefits per Form 5500	$160,978,345	$137,955,077

Increase net assets per accompanying financial statements	$22,855,232	$28,718,761

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	168,036	(148,422)

Increase in net assets per Form 5500	$23,023,268	$28,570,339

7.     PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100% vested in any non-vested portion of their accounts.

8.     FEDERAL INCOME TAX STATUS

Effective July 1, 2002, the Plan adopted the Diversified Investment Advisors, Inc. 401(k) profit sharing prototype plan document. Diversified Investment Advisors, Inc.'s plan document received a favorable Internal Revenue Service opinion letter on July 29, 2004. The plan administrator believes that the Plan, as adopted, is designed and is being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

******

SUPPLEMENTAL SCHEDULE

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Description of Investment	Cost**	Fair Value

*TFLIC General Insurance Account		$49,214

American Funds - Europac Fund (119,674 shares)		6,002,826
American Funds - Growth Fund (597,510 shares)		20,171,940
Baron Funds - Baron Asset Fund (37,416 shares)		2,386,019
Davis NY Venture A (376,476 shares)		15,062,802
Diamond Funds - Small Cap A Fund (56,065 shares)		1,263,153
*Diversified Investment Advisors - Core Bond Fund (479,469 shares)		5,058,396
Hotchkis & Wiley - Large Cap Value Fund (109,189 shares)		2,223,094
*Diversified Investment Advisors - International Equity Fund
(842,212 shares)		8,430,540
*Diversified Investment Advisors - Intermediate Horizon Strategic
Allocation Fund (317,750 shares)		3,241,053
*Diversified Investment Advisors - Intermediate/Long Horizon
Strategic Allocation Fund (521,396 shares)		5,198,316
*Diversified Investment Advisors - Long Horizon Strategic Allocation
Fund (796,731 shares)		7,640,653
*Diversified Investment Advisors - Mid Cap Value Fund (552,392 shares)		8,330,078
*Diversified Investment Advisors - Money Market Fund (366,858 shares)		3,692,906
*Diversified Investment Advisors - Short Horizon Strategic Allocation
Fund (139,667 shares)		1,445,553
*Diversified Investment Advisors - Short/Intermediate Strategic
Allocation Fund (116,595 shares)		1,151,956
*Diversified Investment Advisors - Special Equity Fund (529,356 shares)		5,161,216
*Diversified Investment Advisors - Stock Index Fund (593,989 shares)		5,815,151
*Diversified Investment Advisors - Value and Income Fund (828,449 shares)		10,049,090
Pimco Total Return (326,709 shares)		3,528,459

Mutual fund total		115,853,201

*Diversified Investment Advisors - Managed Stability - Stable 5 Fund		12,986,607

*Common Stock - Jack Henry & Associates, Inc. (1,262,793 shares)		31,100,839

*Notes receivable from participants (interest rate ranging from 4.25% to
11.32%; maturity dates ranging from 2007 to 2020)		883,303

TOTAL		$160,873,164

* Represents a party-in-interest to the Plan
** Cost information is not required for participant-directed investments and therefore is not included